Room 4561

June 9, 2005


William Swain
Secretary and Chief Financial Officer
GraphOn Corporation
3130 Winkle Avenue
Santa Cruz, California 95065

Re:	GraphOn Corporation
	Registration Statement on Form S-1
      Filed May 10, 2005
	File No. 333-124791

	Form 10-K for the Year Ended December 31, 2004
	Filed on April 15, 2005
	Form 10-Q for the Quarter Ended March 31, 2005
	Filed on May 23, 2005
	File No. 0-21683

Dear Swain:

      We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Registration Statement on Form S-1

Certain Transactions
1. We note your disclosure in the third paragraph of your Item 404 certain relationships disclosure regarding the terms of the NES acquisition and role of Mr. Wesinger. Please advise us as to whether you believe Mr. Wesinger is an "affiliate" of the registrant. In providing us with your analysis, please consider Mr. Wesinger`s former role as director, president and the majority shareholder of NES, his current 10.6% ownership in the registrant and the nature of his current employment with the issuer. Further, please describe his employment responsibilities and duties. If there is a written position description, please provide a copy with your response.
2. We note Mr. Wesinger`s receipt of nearly five million shares in connection with the NES acquisition. It appears that under the stock pledge agreement with Mr. Wesinger filed as Exhibit 10.11 Mr. Wesinger agreed to pay you 25% of the gross proceeds of any sale or transfer of Mr. Wesinger`s shares. Please clarify whether the shares of Graphon offered by Mr. Wesinger are subject to this agreement to share sale proceeds. Further, analyze whether as a consequence of the company`s participation in the offering proceeds, Mr. Wesinger will be acting as an underwriter within the meaning of Section 2(a)(11) of the Securities Act. Tell us why you believe the offering of Mr. Wesinger`s shares should not be viewed as an indirect primary offering conducted on your behalf.

Financial Statements
3. Please update the financial statements pursuant to Rule 3-12 of Regulation S-X. Also include currently dated consents of independent accountants in the next amended registration statement.

Item 15. Recent Sales of Unregistered Securities
4. Revise your disclosure of the 9,599,993 share issuance on January
31, 2005 to disclose the number of purchasers in the class of persons to whom these unregistered shares were sold. Further, please describe more precisely the nature of the transaction and aggregate amount or value of the non-cash consideration received. See Items 701(b) and (c) of Regulation S-K.






Form 10-K for the Year Ending December 31, 2004

Summary of Significant Accounting Policies
Revenue Recognition, Page 32
5. We note that you market and sell your products through independent software vendors (ISV`s), value-added resellers (VAR`s) and application service providers (ASP`s) (your pages 5 and 6). Tell us your revenue recognition policy on sales made through these third-party channels. Indicate how you confirm that an end-user has purchased your product and the product has been shipped. Describe the type of evidence obtained from the ISV`s, VAR`s and ASP`s and the timeliness of this evidence. Indicate whether there are any rights of return held by the third party channels or end user. If so, tell us how your accounting complies with paragraph 6 of SFAS 48. Tell us what consideration you gave to including any of the foregoing revenue recognition policies in your notes to consolidated financial statements.

Note 10. Stockholders` Equity, Page 39
6. We note that you granted warrants to purchase 500,000 shares of common stock at $.23 share and warrants to purchase an aggregate of
250,000 shares of common stock at $.33 share to Griffin Securities and its affiliates as a placement fee for the January 29, 2004 private placement of common stock. See your Item 15 of your Form S-1 filed May 10, 2005. Tell us how you accounted for and recognized the value of these warrants. See SFAS No. 123, EITF 96-18 and EITF 00-
18.

Form 10-Q For the Period Ending March 31, 2005

Note 3.  2005 Private Placement, Page 6
7. Tell us how you allocated the proceeds of the private placement between the preferred stock and the warrants and how you considered if a beneficial conversion feature existed at the commitment date. See EITF 98-5 and 00-27. In addition, tell us how you accounted for the warrants issued pursuant to the finder`s agreement. Please be specific in your response.

*  *  *

      As appropriate, please amend your registration statement and periodic reports in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of
1933 and Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.





      You may contact Steven Williams at (202) 551-3478 or Stephen Krikorian, Branch Chief-Accounting, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters.  Please contact Neil Miller at (202) 551-3442 or me at
(202)
551-3462 or Barbara C. Jacobs, Assistant Director at (202) 551-
3730
with any other questions.



      			Sincerely,



      Mark P. Shuman
      Branch Chief-Legal




Cc:	Ira I. Roxland, Esq. (via facsimile)
      Sonnenschein Nath & Rosenthal LLP
      1221 Avenue of the Americas
      New York New York 10020
      Fax No.: (212) 768-6800
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Mr. William Swain
GraphOn Corporation
June 9, 2005
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